UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        | |  Rule 13d-1(b)

        | |  Rule 13d-1(c)

        |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                Page 1 of 6 Pages

                         SCHEDULE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5


    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                                         Blake M. Roney
                                                         Nancy L. Roney
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) | |

                                                                       (b) | |
    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                           Blake M. Roney         :  United States of America
                           Nancy L. Roney         :  United States of America

                    5    SOLE VOTING POWER
      NUMBER OF            Blake M. Roney         :  10,089,214 **SEE ITEM 4
       SHARES              Nancy L. Roney         :  9,913,049 **SEE ITEM 4
    BENEFICIALLY
      OWNED BY      6    SHARED VOTING POWER
        EACH               Blake M. Roney         :  12,119,354 **SEE ITEM 4
     REPORTING             Nancy L. Roney         :  1,557,143 **SEE ITEM 4
    PERSON WITH:
                    7    SOLE DISPOSITIVE POWER
                           Blake M. Roney         :  10,089,214 **SEE ITEM 4
                           Nancy L. Roney         :  9,913,049 **SEE ITEM 4

                    8    SHARED DISPOSITIVE POWER
                           Blake M. Roney         :  12,119,354 **SEE ITEM 4
                           Nancy L. Roney         :  1,557,143 **SEE ITEM 4

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Blake M. Roney         :  22,208,568 **SEE ITEM 4
                           Nancy L. Roney         :  11,470,192 **SEE ITEM 4

   10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                     | |

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           Blake M. Roney         :  44.5%
                           Nancy L. Roney         :  27.2%

   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           Blake M. Roney         :  IN
                           Nancy L. Roney         :  IN





                                Page 2 of 6 Pages

                        SCHEDULE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

Item 1.
        (a)  Name of Issuer
             The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").
        (b)  Address of Issuer's Principal Executive Offices
             The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2.
        (a)  Name of Person Filing
             This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").
        (b)  Address of Principal Business Office or, if none, Residence
             The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.
        (c)  Citizenship
             The Reporting Persons are both citizens of the United States of America.
        (d)  Title of Class of Securities
             This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").
        (e)  CUSIP Number
             The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.  Not applicable.

Item 4.  Ownership.

               Blake M. Roney:

        (a) Blake M. Roney beneficially owns or may be deemed to beneficially own 22,208,568 shares of Class A Common Stock as follows:
               5,972,191 shares of Class A Common Stock, and 16,236,377 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Blake M. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 22,208,568 shares of Common Stock referenced above: 2,311,514 shares of Class A Common Stock and 7,601,535 shares of Class B Common Stock held by his wife, Nancy
               L. Roney; 450,000 shares of Class A Common Stock and 750,000 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; 250,000 shares of Class A Common Stock and 107,143 shares of Class B Common Stock held indirectly as a co-trustee for The Blake M. and Nancy L. Roney Foundation;
               649,162 shares of Class A Common Stock held indirectly as a director of three of the Issuer's affiliated corporations; 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

        (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Blake M. Roney would beneficially own or may be deemed

                                Page 3 of 6 Pages

                        SCHEDULE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

               to beneficially own 22,208,568 shares of Class A Common Stock which would constitute 44.5% of the number of shares of then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 22,208,568 shares of Class A Common Stock which would constitute [5.1%] of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 5,972,191 shares of Class A Common Stock and 16,236,377 shares of Class B Common Stock which would constitute 28.9% of the aggregate voting power of the Issuer and 25.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        (c) (i) Assuming conversion of all outstanding 7,777,699 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to vote or direct the vote, Blake M. Roney would have sole power to vote or direct the vote of 10,089,214 shares of Class A Common Stock as follows: 9,913,050 shares of Class A Common Stock held directly; 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

               (ii)Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to vote or direct the vote, Blake M. Roney would have shared power to vote or direct the vote of 12,119,354 shares of Class A Common Stock as follows: 9,913,049 shares of Class A Common Stock held directly by his wife, Nancy L. Roney; 1,200,000 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; 357,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation; and 649,162 shares of Class A Common Stock held indirectly as a director of three of the Issuer's affiliated corporations.

               (iii)Assuming conversion of all outstanding 7,777,699 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to dispose or direct the disposition, Blake M. Roney would have sole power to dispose or direct the disposition of 10,089,214 shares of Class A Common Stock as follows:
               9,913,050 shares of Class A Common Stock held directly; 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

               (iv)Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to dispose or direct the disposition, Blake M. Roney would have shared power to dispose or direct the disposition of 12,119,354 shares of Class A Common Stock as follows: 9,913,049 shares of Class A Common Stock held directly by his wife, Nancy L. Roney; 1,200,000 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; 357,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation; and 649,162 shares of Class A Common Stock held indirectly as a director of three of the Issuer's affiliated corporations.

               Nancy L. Roney:

        (a) Nancy L. Roney beneficially owns or may be deemed to beneficially own 11,470,192 shares of Class A Common Stock as follows:
               3,011,514 shares of Class A Common Stock and 8,458,678 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the

                                Page 4 of 6 Pages

                         SCHEDULE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

               option of the holder. The filing of the above statement shall not be construed as an admission that Nancy L. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 11,470,192 shares of Common Stock referenced above: 450,000 shares of Class A Common Stock and 750,000 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; and 250,000 shares of Class A Common Stock and 107,143 shares of Class B Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

        (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 11,470,192 shares of Class A Common Stock which would constitute 27.2% of the number of shares of then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 11,470,192 shares of Class A Common Stock which would constitute 2.3% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 3,011,514 shares of Class A Common Stock and 8,458,678 shares of Class B Common Stock which would constitute [15.0%] of the aggregate voting power of the Issuer and 13.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        (c) (i) Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to vote or direct the vote, Nancy L. Roney would have sole power to vote or direct the vote of 9,913,049 shares of Class A Common Stock held directly.

               (ii)Assuming conversion of all outstanding 857,143 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to vote or direct the vote, Nancy L. Roney would have shared power to vote or direct the vote of 1,557,143 shares of Class A Common Stock as follows: 1,200,000 shares of Class A Common Stock as a co-trustee of The One Foundation; and 357,143 shares of Class A Common Stock as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

               (iii)Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to dispose or direct the disposition, Nancy L. Roney would have sole power to dispose or direct the disposition of 9,913,049 shares of Class A Common Stock held directly.

               (iv)Assuming conversion of all outstanding 857,143 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to dispose or direct the disposition, Nancy
               L. Roney would have shared power to dispose or direct the disposition of 1,557,143 shares of Class A Common Stock as follows: 1,200,000 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; and 357,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake
               M. and Nancy L. Roney Foundation.


                                Page 5 of 6 Pages

                         SCHEDULE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company
         Not applicable.

Item 8. Identification and classification of Members of the Group The Reporting Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         /s/ Blake M. Roney
                                                      By:    Blake M. Roney
                                                      Dated: February 12, 1999


                                                         /s/ Nancy L. Roney
                                                      By:    Nancy L. Roney
                                                      Dated: February 12, 1999


                                Page 6 of 6 Pages